# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Black Rock Coffee Bar, Inc., CIK 0002068577
CUSIP: 092244102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 9170 E. Bahia Drive, Suite 101, Scottsdale, Arizona (AZ), 85260
Date of event which requires filing of this statement: 03/06/2026
Amends the filing with accession number 0001493152-25-028763
Filed by CIK 0002083841
Persons authorized to receive notices and communications: c/o Viking Cake BR, LLC, 18625 Macalpine Loop, Bend, Oregon (OR), 97702, 503-970-3376

## Reporting persons
- Viking Cake BR, LLC (CIK 0002083841): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Viking Cake Fuel, LLC (CIK 0002084799): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Daniel Brand (CIK 0002079952): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jeffrey Hernandez (CIK 0002083544): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Demi I. Winters: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,754,151; shared voting power 0; sole dispositive power 3,754,151; shared dispositive power 0; aggregate amount beneficially owned 3,754,151 (14.8% of the class)
  Comment: Amount in rows 7 and 9 consists of (a) 743,180 membership units ("LLC Units") of Black Rock Coffee Holdings, LLC ("Black Rock OpCo") and an equal number of shares of Class C Common Stock of Black Rock Coffee Bar, Inc. (the "Issuer") held by the Jeffrey R. Hernandez 2021 Trust and (b) 3,010,971 LLC Units and an equal number of shares of Class C Common Stock held by the Tiffany S. Hernandez 2021 Trust (together with the Jeffrey R. Hernandez 2021 Trust, the "Hernandez Irrevocable Trusts"). Ms. Winters serves as the investment advisor for the Hernandez Irrevocable Trusts. As investment advisor, Ms. Winters may be deemed to hold voting and investment power with respect to the shares held by the Hernandez Irrevocable Trusts. Ms. Winters disclaims beneficial ownership of the shares held by the Hernandez Irrevocable Trusts except to the extent of her pecuniary interest therein.
  
  Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 25,327,044 shares of Class A Common Stock outstanding (which reflects the sum of (i) 21,572,893 shares of Class A Common Stock outstanding as of May 11, 2026 and (ii) 3,754,151 shares of Class A Common Stock issuable upon conversion of the Reporting Person's LLC Units).

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Black Rock Coffee Bar, Inc.
Address of issuer's principal executive offices: 9170 E. Bahia Drive, Suite 101, Scottsdale, Arizona (AZ), 85260
Comment: This Amendment No. 4 to the statement on Schedule 13D (this "Amendment") amends the Schedule 13D originally filed with the Securities and Exchange Commission on December 22, 2025, as amended by Amendment No. 1 filed on December 30, 2025, Amendment No. 2 filed on March 24, 2026 and Amendment No. 3 filed on April 9, 2026 (as so amended prior to the date hereof, the "Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D"). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D. Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended to add the following:

Demi I. Winters
Residence or business address: c/o Black Rock Coffee Bar, Inc. 9170 E. Bahia Drive, Suite 101, Scottsdale, AZ 85260
Present principal occupation or employment: Ms. Winters is a nurse at St. Charles Medical Center, a hospital located at 2500 NE Neff Road, Bend, OR 97701.
Criminal convictions in the last five years: During the last five years, Ms. Winters has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Ms. Winters has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which Ms. Winters was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of Ms. Winters's cover page.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

In March 2026, the Jeffrey R. Hernandez 2021 Trust entered into a 10b5-1 plan with J.P. Morgan Securities LLC, which provides for the sale of 348,000 shares of Class A Common Stock.

On May 15, 2026, Viking Cake Fuel, LLC and Viking Cake Fuel II, LLC, a wholly owned subsidiary of the Jeffrey R. Hernandez 2021 Trust, entered into a Purchase and Assignment Agreement, as sellers, together with Vahalda Fuel, LLC, and Aureata Fuel, LLC, as additional sellers, Cynosure Partners III, LP ("Cynosure"), as buyer, the Issuer and Black Rock OpCo, pursuant to which (a) Viking Cake Fuel, LLC sold 5,809,391 LLC Units and an equal number of shares of Class C Common Stock to Cynosure, (b) Viking Cake Fuel II, LLC sold 2,023,931 LLC Units and an equal number of shares of Class C Common Stock to Cynosure, and (c) each of Viking Cake Fuel, LLC and Viking Cake Fuel II, LLC transferred to Cynosure certain rights under that certain Tax Receivable Agreement by and among the Issuer, Black Rock OpCo and the other parties thereto, dated as of September 11, 2025, for an aggregate purchase price of $41,698,806.43, representing the notional amount, accrued interest, including payment-in-kind interest, and a make-whole amount (collectively, the "Margin Loan") due under a Margin Loan Agreement with JPMorgan Chase Bank, N.A. (as amended, the "Margin Loan Agreement"). Following this sale, the Margin Loan was paid off in full and the securities previously pledged under the Margin Loan Agreement were released as collateral.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 of each cover page.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7, 8, 9 and 10 of each cover page.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Amendment, which information is incorporated by reference into this Item 5(c), the Reporting Persons have not effected any transactions of the Class A Common Stock during the 60 days preceding the date of this report.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On May 15, 2026, Viking Cake BR, LLC, Viking Cake Fuel, LLC, Daniel Brand and Jeffrey Hernandez ceased to be beneficial owners of more than five percent of the Class A Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following:

11. Purchase and Assignment Agreement, dated as of May 15, 2026, among Viking Cake Fuel, LLC, Viking Cake Fuel II, LLC, Vahalda Fuel, LLC and Aureata Fuel, LLC, as sellers, Cynosure Partners III, LP, as buyer, Black Rock Coffee Bar, Inc., and Black Rock Coffee Holdings, LLC

12. Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

## Signatures
- Viking Cake BR, LLC: /s/ Daniel Brand, Daniel Brand, Manager (05/19/2026)
- Viking Cake Fuel, LLC: /s/ Jeffrey Hernandez, Jeffrey Hernandez, Manager of Viking Cake BR, LLC, its Member (05/19/2026)
- Daniel Brand: /s/ Daniel Brand, Daniel Brand (05/19/2026)
- Jeffrey Hernandez: /s/ Jeffrey Hernandez, Jeffrey Hernandez (05/19/2026)
- Demi I. Winters: /s/ Demi I. Winters, Demi I. Winters (05/19/2026)